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                                                               Exhibit 99.2

                       [FIRST EVERGREEN LETTERHEAD]



                                                              July 13, 1998

Dear Fellow Stockholder:

     On behalf of the Board of Directors and management of First Evergreen Corporation ("First Evergreen"), I cordially invite you to attend the Special Meeting of Stockholders of First Evergreen (the "Special Meeting") to be held at 2:00 p.m., local time, on August 20, 1998 at the Oak Lawn Facility of First National Bank of Evergreen Park located at 9400 South Cicero Avenue, Suite 200, Oak Lawn, Illinois.

     At this important Special Meeting, stockholders will be asked to adopt the Agreement and Plan of Merger, dated as of April 21, 1998 (the "Merger Agreement"), between First Evergreen and Old Kent Financial Corporation ("Old Kent"), pursuant to which First Evergreen will merge with and into Old Kent, with Old Kent as the surviving corporation (the "Merger"). In the Merger, each share of First Evergreen common stock (other than shares held by holders who perfect dissenters' rights and shares held by First Evergreen in its treasury) will be converted into 32.0312 shares of Old Kent Common Stock, with cash paid in lieu of fractional share interests. The terms of the Merger Agreement, as well as other important information relating to Old Kent, First Evergreen and the combined company, are contained in the accompanying Prospectus and Proxy Statement. Please give this document your careful attention.

     The Board of Directors of First Evergreen has carefully reviewed and considered the terms and conditions of the Merger Agreement. The Board of Directors has also received the written opinion, dated as of April 21, 1998 and updated as of the date of the enclosed Prospectus and Proxy Statement, of Hovde Financial, Inc., First Evergreen's financial advisor, that the Merger Agreement is fair from a financial point of view to the stockholders of First Evergreen. THE BOARD OF DIRECTORS OF FIRST EVERGREEN HAS CONCLUDED THAT THE MERGER AGREEMENT AND THE PROPOSED MERGER ARE IN THE BEST INTERESTS OF THE STOCKHOLDERS OF FIRST EVERGREEN, AND UNANIMOUSLY RECOMMENDS THAT FIRST EVERGREEN STOCKHOLDERS VOTE "FOR" THE MERGER AGREEMENT.

     I encourage you to attend the Special Meeting in person. Whether or not you do, please read the Prospectus and Proxy Statement and then complete, sign and date the proxy card and return it in the enclosed postage-paid envelope. This will save First Evergreen additional expense in soliciting proxies and will ensure that your shares are represented. Please note that you may vote in person at the Special Meeting even if you



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have previously returned the proxy card.  However, if you are a stockholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote in person at the Special Meeting.

     Thank you for your prompt attention to this important matter.


                                   Sincerely,


                                   /s/Kenneth J. Ozinga
                                   Kenneth J. Ozinga
                                   CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                     OFFICER